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New England Power Service
        A NEES company




                              May 16, 1997




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

    Re: File No. 70-9019

Commissioners:

    On March 10, 1997, New England Power Company filed with your Commission an Application/Declaration on Form U-1 relating to hedging activities.

    New England Power Company hereby withdraws the Application/Declaration filed in File No. 70-9019 on March 10.

                              Very truly yours,

                              s/Robert King Wulff

                              Robert King Wulff
                              Corporation Counsel




cc: Lily Chin
    Bonnie Wilkinson










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